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                                                                      EXHIBIT 11

PRODUCTIVITY > GROWTH > EXPLORATION

                                                          >   ANNUAL REPORT 2001

                                            [NORTHGATE EXPLORATION LIMITED LOGO]

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NORTHGATE

[PHOTO]

CORPORATE PROFILE

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North project where a significant exploration discovery was made in 2001.

STRATEGY

To enhance shareholder value by:

> continuing to improve operations and lower operating costs at the Kemess South mine

> adding to reserves through exploration and development at Kemess North and other properties

>        employing sound risk management practices

CONTENTS

02       Message to our Shareholders

04       Kemess South

08       Kemess North Project

10       2002 Exploration and Corporate

         Development Initiatives

12       Management's Discussion and Analysis

15       Consolidated Financial Statements

24       Five-Year Comparative Summary of Selected Financial Data

IBC  Corporate Information

                                    All dollar amounts are stated in United
                                    States dollars unless otherwise indicated.

2001 HIGHLIGHTS

>        Record gold production of 277,000 ounces

> Kemess North exploration success almost doubled the inferred mineral resource

>        US$100 million project financing closed

>        Cdn$140 million equity financing arranged

> Operational improvements made in the Kemess mill to enhance availability and lower costs

> New concentrate contract signed that increases net revenues and simplifies shipping logistics

2002 OBJECTIVES

>        Continue to improve productivity and reduce operating costs

>        Significantly advance the Kemess North project

>        Develop other exploration opportunities in British Columbia

>        Maintain environmental compliance and safety record

GOLD PRODUCTION
(ounces)

[GOLD PRODUCTION BAR CHART]

COPPER PRODUCTION
(millions lbs)

[COPPER PRODUCTION BAR CHART]

MILL THROUGHPUT
(tonnes per day)

[MILL THROUGHPUT BAR CHART]

                                              NORTHGATE ANNUAL REPORT 2001    01

MESSAGE TO OUR SHAREHOLDERS

[PHOTO]

We are pleased to report that Northgate made tremendous strides towards fulfilling its long-term objectives last year:

> Record production and continued improvements were achieved at the Kemess South mine.

> Significant exploration success at the Kemess North project almost doubled resource ounces and should enable us to extend the life at Kemess.

> The refinancing of the Kemess acquisition bridge debt was essentially completed with the announcement at the end of the year of a substantial equity offering.

         OPERATIONALLY, THE MANAGEMENT TEAM AT KEMESS DELIVERED RECORD PRODUCTION of 277,000 ounces of gold and 66 million pounds of copper at an average cash cost of $209 per ounce of gold. Two significant capital investments were completed during the year that will provide long-term benefits to the Corporation. The first project involved permanent repairs to the two large ball mills in the concentrator, correcting deficiencies that existed since commissioning in 1998. By year-end, mill availability had increased by 3.5% and future annual cash flow is expected to increase by approximately $2 million. The other project saw the installation of a second power transformer, which will reduce the risk of production losses caused by a power disruption at the Kemess site.

         IN NOVEMBER, WE REPORTED THE EXCITING EXPLORATION RESULTS AT KEMESS NORTH, where diamond drilling has delineated an expanded inferred mineral resource of 442 million tonnes containing 5.7 million ounces of gold and 2.2 billion pounds of copper. Within this resource, a high-grade porphyry zone of 170 million tonnes with grades of 0.5 grams per tonne of gold and 0.29% copper was outlined. These grades are comparable to the reserve grade at Kemess South.

         BY YEAR-END, WE ANNOUNCED A CDN$140 MILLION EQUITY FINANCING AND RECAPITALIZATION that, along with the $100 million syndicated project loan, which closed in September, will refinance the acquisition bridge debt incurred to acquire the Corporation's interest in Kemess. As part of the equity financing, approximately Cdn$5.4 million of flow-through shares were issued to fund continued exploration at Kemess North and other targets in 2002. These equity transactions are expected to close by the end of March 2002, and will establish an appropriate equity base for the long term.

FINANCIAL RESULTS

At year-end 2001, we determined it would be appropriate to convert to US dollars as our reporting currency, consistent with other gold mining companies of our size, our US dollar revenue stream and our sources of financing. Accordingly, all financial figures in this report are in US dollars unless otherwise noted.

         During the Corporation's first full year of reporting consolidated operating and financial results from the Kemess South mine, cash flow from operations (before changes in working capital) was $13,435,000, a substantial improvement compared with a deficit of $17,798,000 in 2000 when Northgate held a royalty interest

02   MESSAGE TO OUR SHAREHOLDERS
in the mine. Net loss for 2001 was $9,912,000 or $0.58 per share compared with a net loss of $22,990,000 or $0.76 per share in 2000. These results represent an improvement over those in 2000 and would have been significantly better were it not for a fall in the price of both copper and gold during the year.

         While these financial results are unsatisfactory, the operating improvements achieved during the last two years at the Kemess South mine are sustainable and will be reflected in our future operating results. Improved metal prices, while difficult to predict, will also have a significant impact on our results.

MARKET REVIEW

Gold prices on the London Bullion Market ranged between $256 and $293, averaging $271 per ounce during 2001, eight dollars less than the previous year. Gold prices responded negatively to the strength of the US dollar in the first half of the year, before spiking to $293 in September as a result of the terrorist attacks in the United States. Early in 2002, sentiment towards gold improved as a result of concerns about the health of the US economy, the Japanese banking system and general uncertainty in world financial markets.

         Copper prices declined steadily during 2001 as concerns about a world recession grew, touching a low of $0.60 per pound before recovering slightly to end the year at $0.66 per pound. The average price in 2001 was $0.72 per pound down from $0.82 in 2000. Even though inventories of copper on major world exchanges were relatively high at the end of the year, four years of low prices have reduced the number of copper development projects. With no new major copper mines under construction, we expect the copper price to respond dramatically as the world economy strengthens and demand for copper metal picks up.

OBJECTIVES AND OUTLOOK

With the resource base around our Kemess operation approaching ten million ounces of gold, we are excited about the prospect of establishing a new and significant gold mining camp in North America.

         As we go forward, we will leverage our low risk, low cost mining operation to create shareholder value. In this regard, our seasoned management team will continue to look for ways to build on the progress made last year at Kemess by further optimizing operations, keeping a strict focus on cost controls and maintaining environmental compliance.

         We believe that the location of our principal assets in British Columbia provides Northgate with a competitive advantage over its industry peers. These benefits include a favourable political, regulatory and business environment and good access to skilled labour and other resources.

         We will capitalize on the excellent exploration potential surrounding the Kemess South mine with an expanded drilling program at Kemess North commencing in June. A regional exploration program is also being initiated to examine other targets near Kemess North. We encourage you to review the 2002 Exploration and Corporate Development Initiatives section contained in this report to obtain more information about our exploration and development activities.

         Over the last year, we were also encouraged that the equity markets began to recognize the underlying asset value of the Kemess South mine and the potential of Kemess North. This resulted in a 59% increase in the Northgate common share price in 2001. In the year ahead, we believe that the prospects for higher gold and copper prices are the best they have been for years and shareholders are well positioned to benefit from these developments through their investment in the Kemess properties.

         On behalf of the board and management of Northgate, we would like to express appreciation to our employees who have contributed to the achievements of the Corporation over the last year.

/s/ Terry A. Lyons

Terry A. Lyons
Chairman

/s/ Kenneth G. Stowe

Kenneth G. Stowe
President and Chief Executive Officer

February 22, 2002

                                               NORTHGATE ANNUAL REPORT 2001   03

KEMESS SOUTH

TOTAL METAL PRODUCTION FOR THE YEAR WAS A RECORD 277,000 OUNCES OF GOLD AND 66 MILLION POUNDS OF COPPER.

[PHOTO]

The Kemess South mine is Northgate's principal operation. The mine provides the Corporation with a low risk, low cost core asset from which it can expand its operations.

         The Kemess mining and milling complex is located in the mountains of north-central British Columbia, 430 kilometres northwest of Prince George. The complex consists of the Kemess South open pit mine and a 48,000 tonnes per day mill.

         As a result of management's continued focus on optimizing mining and milling operations, record production of 277,000 ounces of gold and 66 million pounds of copper was recorded in 2001.

GEOLOGY

The Kemess South deposit is a large gold-copper porphyry containing proven reserves of 133 million tonnes. The Kemess South deposit is flat-lying and has uniform gold and copper grades throughout. These characteristics make the ore reserve relatively insensitive to changes in metal prices. The deposit contains three principal types of ore: a primary-sulphide hypogene ore; a copper-enriched secondary sulphide ore; and, an oxidized leach cap ore. Currently, the hypogene ore makes up approximately 85% of the ore body.

MINING OPERATIONS

The Kemess South open pit has a conventional mine plan with 15 metre benches and 45 degree slope angles. Two shovels and a loader supply ore and waste to the fleet of 13 Euclid haulage trucks, which move ore to the primary crusher and waste rock to either storage dumps or to the tailings dam. During 2001, mining activities focused primarily on the eastern and northern regions of the pit where 33 million tonnes of ore and waste were mined. Two additional Euclid haulage trucks were commissioned at the end of the year to increase mining capacity to over 44 million tonnes per year.

MILLING OPERATIONS

Hypogene, supergene and leach cap ores are processed using conventional crushing, grinding and flotation techniques to produce gold-copper concentrates with a minor by-product silver value. Based on a nominal production rate of 48,000 tonnes of ore per day or 17.5 million tonnes of ore per year, average annual metal production is forecast to be

[GRAPHIC]

THE P&H 2800 SHOVEL HAS THE CAPACITY TO LOAD 80,000 TONNES PER DAY.

04   KEMESS SOUTH

[LEGEND MAP]

275,000 ounces of gold and 74 million pounds of copper contained in 140,000 tonnes of concentrate.

         Run-of-mine ore is crushed by a primary gyratory crusher located adjacent to the open pit. Crushed ore is conveyed to a stockpile and fed to two parallel grinding circuits, each operating at a nominal rate of 24,000 tonnes per day. Each grinding circuit consists of one semi-auto-genous grinding mill and one ball mill in combination.

         Rougher flotation consists of four parallel rows, each with seven flotation cells. Rougher concentrates are reground before being upgraded in three cleaning stages. Cleaner concentrates are pumped to a concentrate thickener and then to two plate filter presses, which reduce the moisture content in the final concentrate product to 7 - 8% by weight.

         Mill tailings are pumped through one of two parallel pipelines to the tailings impoundment facility located in the South Kemess Creek valley, seven kilometres from the mine and process plant. The tailings are permanently contained by a zoned earth-filled embankment dam constructed across the valley. The tailings impoundment has an ultimate design capacity of approximately 220 million tonnes of tailings.

         Design engineering, as well as quality assurance and quality control during construction of the tailings impoundment, is performed by an independent consultant and reviewed further by an independent panel comprised of three industry experts.

CONCENTRATE MARKETING

Kemess copper-gold concentrate is trucked in bulk approximately 380 kilometres by gravel road to a rail spur at Mackenzie, British Columbia. During 2001, concentrate was loaded into covered gondola railcars and transported to the Port of Vancouver, where it was transferred to oceangoing vessels for shipment overseas.

         Kemess concentrate, containing 20 - 30% copper and 50 - 150 grams per tonne of gold, is an attractive feed for a large number of international custom smelters.

         In September 2001, the Corporation agreed to a two-year concentrate sales agreement with Noranda Inc. covering 100% of the production from the Kemess South mine. Under this agreement, concentrate will be transported by rail to the Horne smelter in Rouyn-Noranda, Quebec starting in February 2002.

[GRAPHIC]

SPECIALLY DESIGNED TRUCKS HAUL CONCENTRATE FROM THE KEMESS SOUTH MINE TO THE RAIL-HEAD AT MACKENZIE AND BACKHAUL FUEL AND GRINDING STEEL TO THE MINE SITE.

SAFETY AND ENVIRONMENT

In 2001, the Kemess South mine introduced the Practical Loss Control Leadership Program, which is designed to formalize the

                                                 NORTHGATE ANNUAL REPORT 2001 05

THE KEMESS SOUTH MINE WAS ONE OF THE SAFEST MINES IN BRITISH COLUMBIA DURING
2001.

investigation and analysis of incidents that involve damage to personnel or property.

         This program, combined with the "Five Point Safety System" introduced in 2000, contributed to the dramatically improved safety and productivity performance at the mine in 2001. During the year, the mine recorded only one lost-time injury, making it one of the safest mines in British Columbia.

[PHOTO]

NORTHGATE ACTIVELY MANAGES THE IMPACT THAT ITS MINING OPERATIONS HAVE ON THE SURROUNDING ENVIRONMENT.

         Kemess reached another environmental milestone last year with the successful deactivation of the 380 kilometre power line corridor to the mine site, fulfilling its commitment to the B.C. Government. Kemess also remained in compliance with all of its operating permits during the year. The fisheries enhancement programs, initiated in 1999, continued to operate with great success.

RESERVES

The mineral reserve estimates for the Kemess South mine are re-calculated annually by technical staff at the Kemess South mine and have been reviewed by MRDI Canada, a division of AMEC E&C Services, an independent consulting firm. Reserve and resource estimates as at the end of 2001 for Kemess South and Kemess North are shown in the table below.

         The gold grade in the reserve estimate at Kemess South for the year ended December 31, 2001 has been increased by 10% compared with the reserve estimate of one year ago. This substantial increase is reflective of the cumulative operating history of the mine since 1998 and the reconciliation of the original diamond drill hole data with blast hole and mill production assays.

         The Kemess South reserves and resources were calculated using metal prices of $325 per ounce for gold and $0.95 per pound for copper and

MINERAL RESERVES AND RESOURCES (100% BASIS)

                                                                         GRADES           CONTAINED METALS
                                                     QUANTITY AT     -----------------------------------------
                                                    DEC. 31, 2001     GOLD    COPPER     GOLD        COPPER
                                        CATEGORY       (tonnes)      (g/mt)     (%)    (ounces)    (000's lbs)
--------------------------------------------------------------------------------------------------------------
Reserves
   Kemess South                          Proven       132,587,789     0.704    0.233   3,001,000      681,000
Resources (in addition to reserves)
   Kemess South                         Indicated      56,000,000     0.390    0.161     703,000      200,000

   Kemess North                         Inferred      442,000,000      0.40     0.23   5,700,000    2,200,000
==============================================================================================================

RESERVE NOTES:

1. The preceding mineral reserve and resource estimates are prepared in accordance with the "CIM Standards On Mineral Resources and Mineral Reserves, Definitions and Guidelines" adopted by the CIM council on August 20, 2000, using classical and/or geostatistical methods, plus appropriate mining parameters and the following economic parameters:
         Exchange rate Cdn$/US$1.50; Gold price US$325 per ounce; Copper price US$0.95 per pound; Silver price US$5 per ounce.

2. There are no known environmental, permitting, legal, taxation, political, or other relevant issues that would affect the estimates of the mineral reserves.

3. The mineral reserve estimates for Kemess South were prepared by Greg Tucker, Chief Mine Engineer, Kemess Mines Ltd. Mr. Tucker is a member of the Professional Engineers of Ontario and has 16 years of experience in mine planning and reserve estimation.

4. The mineral resource estimates for Kemess South and Kemess North were prepared by Mike Hibbitts, Chief Geologist, Kemess Mines Ltd. and verified by Maryse Belanger (BSc Geology), Chief Geologist for MRDI Canada, a division of AMEC E&C Services. Ms. Belanger is a member of the Association of Geoscientists of Ontario and is a qualified person as defined in NI 43-101.

5. Northgate Exploration Limited has a 95% equity interest in Kemess Mines Ltd., the company that holds the Kemess South mine and various exploration claims including those upon which the Kemess North deposit is located.

06   KEMESS SOUTH
a Canadian/US dollar exchange rate of 1.50. Due to the flat lying ore body and the uniform nature of gold and copper grades, the ore reserve is relatively insensitive to changes in metal prices. For instance, a $25 per ounce reduction in the gold price assumption to $300 per ounce would reduce the reserves by 1.5 million tonnes of ore containing only 21,000 ounces of gold.

CONTINUOUS IMPROVEMENT

Northgate management strives to reduce operating costs and enhance revenues at the Kemess South mine in order to maintain its competitive position and enhance value for shareholders. As our knowledge of the ore body and our operating experience increase, we continue to identify new opportunities for improvement.

         At the beginning of 2000, when Northgate acquired its interest in the Kemess South mine, management put in place an ambitious turnaround plan to improve operations. Priorities included increasing the availability of the mining equipment, achieving higher mill throughput and metallurgical recoveries and improving the quality of the gold-copper concentrate production. The results of these efforts have been dramatic, increasing annualized cash flow by $13 million.

         During 2001, Northgate invested $1.4 million to make permanent repairs to the two large ball mills, which are part of the grinding circuit at the Kemess South mine. These repairs corrected deficiencies that were created by improper commissioning in 1998. Following completion of these repairs in the third quarter, mill availability increased. Throughput averaged almost 47,000 tonnes per day in the fourth quarter, up from an average of 40,400 tonnes per day in the first three quarters. In future years, the approximate 3.5% increase in mill availability will increase annual cash flow by more than $2.0 million.

         Despite the significant improvements made at Kemess since it was acquired, Northgate has identified a number of opportunities to further increase returns from the mine.

         In the first half of 2002, two new column flotation cells are being installed in the mill, at a cost of $500,000, to further increase gold and copper recoveries, and the copper concentrate grade.

         Perhaps the most significant project underway is the construction of a small processing plant at the tailings impoundment dam to size and clean a portion of the existing mill tailings. The clean, sand-sized product produced by the plant will be used as fill material in the ongoing construction of the tailings dam. This construction technique has been used by other mines in British Columbia for many years. By adopting this technique at Kemess, the ultimate dam height will be reduced and future capital expenditures on dam construction will be reduced by one-third. The chart below shows historic improvements and the potential impact of future initiatives.

[GRAPHIC]

THE PRIMARY HAULAGE EQUIPMENT AT KEMESS IS THE CANADIAN-MADE EUCLID R260 TRUCK. TIRE LIFE ON EACH OF THE 13 TRUCKS IN THE FLEET HAS BEEN DOUBLED SINCE NORTHGATE ACQUIRED THE MINE.

CONTINUOUS IMPROVEMENT STATISTICS

                                                                                         ANNUAL CASH FLOW*
                                                                         UNIT          EFFECTS FROM A UNIT
                                         2000     2001    TARGET       INCREASE       INCREASE ($ millions)
----------------------------------------------------------------------------------------------------------
Gold recovery (%)                           64       66       70     1% recovery               1.3
Copper recovery (%)                         74       77       82     1% recovery               0.5
Mill throughput (tonnes/day)            38,600   42,100   48,000  500 tonnes per day           1.5
Hypogene concentrate copper grade (%)     20.5     21.5     24.0   1% grade increase           1.2
==========================================================================================================

* Calculated using prices of $325 per ounce for gold and $0.95 per pound for copper.

                                               NORTHGATE ANNUAL REPORT 2001   07

KEMESS NORTH PROJECT

WITHIN THE KEMESS NORTH RESOURCE, A HIGHER GRADE ZONE OF 170 MILLION TONNES GRADING 0.50 GRAMS PER TONNE OF GOLD AND 0.29% COPPER WAS DISCOVERED.

[PHOTO]

The Kemess North deposit is Northgate's most important exploration and development project. It was acquired along with the Kemess South mine and has since been significantly advanced.

         The successful development of Kemess North will enable Northgate to extend the productive life of the infrastructure located at the Kemess South mine by substantially adding to the Corporation's low cost reserves.

         In 2000, Northgate drilled a total of 12 diamond drill holes to depths of approximately 500 metres and identified a high-grade porphyry dome with an average grade of 0.247% copper and 0.383 grams per tonne of gold. This discovery established a significant mineral resource at Kemess North of 360 million tonnes and confirmed that Kemess North is a larger sister deposit of Kemess South that has not been eroded by glacial activity and weathering as Kemess South has.

         During 2001, Northgate completed a further 16-hole, 8,200 metre diamond drill program with the goal of delineating the extent of the high-grade porphyry dome structure discovered the previous year. The results were dramatic. Kemess North was expanded to an inferred resource with 442 million tonnes containing
5.7 million ounces of gold and 2.2 billion pounds of copper. Currently, the deposit is still open at depth and along strike.

[2001 BLOCK MODEL SECTION FOR KEMESS NORTH]

THE 2001 BLOCK MODEL SECTION FOR KEMESS NORTH SHOWS THE HIGH GRADE PORPHYRY DOME IN RED, WHICH IS 200 TO 250 METRES THICK.

         With expanded knowledge from the 2001 drilling campaign,

08   KEMESS NORTH PROJECT

IN 2002, FURTHER DRILLING AND METALLURGICAL TEST WORK WILL ADVANCE THE KEMESS NORTH PROJECT TO A POINT WHERE A FEASIBILITY STUDY CAN BE INITIATED.

Northgate has developed a geological model for the immediate vicinity surrounding Kemess North. The model predicts that the Kemess East target, located 600 metres to the southeast, is the faulted-off eastern extension of the Kemess North deposit and that the Nugget Showing, a surface alteration located 1.1 kilometres to the west, is the western extension of the deposit. Geochemical and airborne geophysical surveys support this theory.

[PHOTO]

THE DRILLING SEASON AT KEMESS NORTH LASTS FROM JUNE THROUGH OCTOBER.

         Due to its proximity to the Kemess South mine, the potential capital cost of bringing the Kemess North deposit into production, when reserves at Kemess South are exhausted, would be significantly less than a comparable greenfield project of similar size. Northgate has estimated this cost to be approximately $125 million. Slightly more than one-half of this sum would be devoted to pre-stripping of overburden and waste rock and the balance to the construction of an ore conveyer link between Kemess North and the existing mill.

         Development of Kemess North would begin with pre-stripping of the deposit using equipment surplus to the Kemess South mine as the stripping ratio drops towards the end of its life and culminate with the relocation of the main crusher to Kemess North at the end of the Kemess South mine life.

KEMESS NORTH
CONCEPTUAL DEVELOPMENT SCHEDULE

2003     Infill drilling and feasibility study

2004-05  Permitting

2006     Detailed engineering

2007-08  Pre-strip, tunnel construction

2009     Relocate primary crusher and production start-up

         Preliminary metallurgical results indicate that the Kemess North hypo gene ore is softer and can be milled at a substantially higher rate than the ore at Kemess South. Greater mill throughput, combined with the reduction in operating costs associated with using the Kemess South pit for tailings disposal, should make the unit operating cost comparable to those at Kemess South.

[PHOTO]

NORTHGATE GENERATED OVER 8,200 METRES OF DIAMOND DRILL CORE IN 2001 WHILE EXPLORING KEMESS NORTH.

GROWTH OF INFERRED MINERAL RESOURCE AT KEMESS NORTH

------------------------------------------------------------------------------------
                                              GRADES            CONTAINED METALS
           CUT-OFF GRADE                 -------------------------------------------
            GOLD (G/MT)      TONNES       GOLD    COPPER     GOLD          COPPER
YEAR-END    EQUIVALENT     (millions)    (g/mt)    (%)     (ounces)    (millions lbs)
------------------------------------------------------------------------------------
1999                           74          0.3     0.19      800,000         307
====================================================================================
2000                          360          0.3     0.15    3,500,000       1,200
====================================================================================
2001            0.6           442          0.4     0.23    5,700,000       2,200
                0.8           170          0.5     0.29    2,700,000       1,100
====================================================================================

                                               NORTHGATE ANNUAL REPORT 2001   09

2002 EXPLORATION AND CORPORATE DEVELOPMENT INITIATIVES

THE PRIMARY FOCUS OF OUR EXPLORATION EFFORTS IS THE EXISTING 65,000 ACRE LAND PACKAGE SURROUNDING THE KEMESS SOUTH MINE.

[PHOTO]

In 2002, Northgate plans to expand its exploration and corporate development activities.

KEMESS NORTH

A total of $3.5 million will be spent on exploration in the province of British Columbia. This money has been pre-funded through the issuance of flow-through common shares announced in December 2001.

         The primary focus of our 2002 exploration program is the existing land package surrounding the Kemess South mine, including Kemess North, the Nugget Showing and Kemess East, where 34,000 metres of diamond drilling is planned between June and October. The objective of the drill program is to increase the size of the inferred resource at Kemess North by establishing the ultimate extent of the high-grade porphyry mineralization, which is believed to underlie the gold-copper pyritic halo. Additional metallurgical test work on drill core recovered during the program is also planned.

TOODOGGONE REGIONAL REVIEW

The secondary focus of Northgate's exploration strategy is the broader Toodoggone region of British Columbia, which Northgate believes to be underexplored, reflecting both a lack of regional infrastructure (pre-Kemess) and significantly lower exploration activity during the last ten years. The region is highly prospective and known to contain favourable geology that can host a variety of gold and copper-gold-silver mineralization.

[PHOTO]

NORTHGATE'S GEOLOGISTS HAVE DEVELOPED SPECIALIZED KNOWLEDGE OF THE GEOLOGY OF THE TOODOGGONE REGION.

         During 2002, Northgate plans to employ the latest in geophysical technologies to identify new targets within the Toodoggone region and other selected regions of British Columbia. Exploration will be conducted over large areas by air using the same hyperspectral imaging systems that have been utilized successfully by other companies in the Canadian arctic. Northgate is also examining the potential for using deep penetrating electromagnetic (EM) scanning to locate subsurface porphyry deposits in the Kemess region that were not detected when the first geophysical surveys were done over 20 years ago.

STRATEGIC PARTNERSHIPS

Northgate's ownership of the Kemess South mine provides the Corporation

10   2002 EXPLORATION AND CORPORATE DEVELOPMENT INITIATIVES

KEMESS NORTH, KEMESS EAST AND NUGGET SHOWING ARE ALL PART OF ONE LARGE PORPHYRY SYSTEM ALONG AN EAST-WEST TREND.

with a strategic advantage in the Toodoggone region, both in terms of our ability to conduct low cost exploration from our operating base and our ability to develop smaller, lower grade mines using the economic leverage provided by our existing assets.

         Subsequent to the year-end, Northgate announced that it had agreed to participate in a strategic alliance with Doublestar Resources Ltd. and Procon Mining and Tunneling Ltd. to undertake a feasibility study on the development of the Sustut copper deposit, located 65 kilometres from the Kemess South mine. Doublestar estimates that the Sustut deposit has a total resource of 5.9 million tonnes of ore grading 1.9% copper and 6.11 grams per tonne of silver. It is envisioned that Sustut ore would be shipped to the Kemess mill for custom processing along with the current Kemess South ore. The feasibility study is expected to be completed by the end of 2002.

[MAP]

                                               NORTHGATE ANNUAL REPORT 2001   11

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Northgate Exploration Limited ("Northgate" or the "Corporation") is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are its interests in the 275,000 ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North project, where the Corporation made a significant exploration discovery in 2001.

         The Corporation is currently focussing its exploration activities within its land position surrounding the Kemess South mine, with a specific focus on a porphyry gold-copper deposit located 5.5 kilometres north of the mine site called Kemess North. The Corporation also has numerous other targets within its large land holdings, which will be explored starting in 2002.

RESULTS OF OPERATIONS

For the year ended December 31, 2001, the Corporation recorded a consolidated net loss of $9,912,000 or $0.58 per share after taking into account interest on capital securities, compared with a consolidated net loss of $22,990,000 or $0.76 per share in 2000. The per share data is based on a weighted average number of shares outstanding of 30,251,156 in 2001 and 30,248,246 in 2000.

KEMESS SOUTH MINE

Production at the Kemess South mine totalled 277,100 ounces of gold and 66 million pounds of copper during 2001. This compares with 226,000 ounces of gold and 50 million pounds of copper in 2000.

         The following table provides a summary of operations during 2001 compared with 2000:

   (100% production basis)                                    2001                     2000
----------------------------------------------------------------------------------------------
Tonnes mined (ore plus waste)                              32,959,000               34,619,000
Tonnes milled (ore)                                        15,361,000               14,138,000
Tonnes milled per day                                          42,100                   38,600
Gold grade (g/mt)                                               0.855                    0.778
Copper grade (%)                                                0.251                    0.220
Gold recovery (%)                                                  66                       64
Copper recovery (%)                                                77                       74
Gold production (ounces)                                      277,100                  226,000
Copper production (000's lbs)                                  66,300                   50,400
==============================================================================================

         Higher mill throughput and improving metal recoveries were achieved in 2001, largely as a result of operating improvements made in the mill during 2000. These improvements, combined with gold grades that were 14.3% higher than expected, led to record production of both gold and copper during 2001.

         In 2002, the Kemess South mine is forecast to produce 295,000 ounces of gold and 84 million pounds of copper at a cash operating cost of approximately $176 per ounce, net of copper by-product credits calculated at a price of $0.70 per pound. These forecasts reflect the addition of two new haulage trucks and repairs to the grinding circuit completed in 2001.

2001 VERSUS 2000

         On December 31, 2000, the Corporation acquired a 95% equity interest in Kemess Mines Ltd. On January 1, 2001, the Corporation began to consolidate the income statement and statement of cash flows for Kemess Mines Ltd.

         REVENUE AND OPERATING EXPENSES: Northgate's revenues for 2001 were $98,363,000 and operating expenses were $71,579,000. As this was the first year that results from the Kemess South mine were consolidated, there are no comparable figures for 2000. 2001 revenues were enhanced by approximately $7.7 million dollars ($28 per ounce) through the combined effects of the Corporation's gold and currency hedging activities.

         ADMINISTRATIVE AND GENERAL EXPENSES: Administrative and general expenses increased to $2,131,000 in 2001 from $1,290,000 in 2000 due to increased activity resulting from the Corporation becoming an operating mining company, as well as one-time expenses related to the acquisition of the Kemess South mine.

         NET INTEREST EXPENSE: Net interest expense declined substantially to $9,341,000 from $15,438,000 in 2000. The decrease was attributable to a decrease in the amount of debt at December 31, 2000, when a portion of the acquisition bridge debt was reclassified as capital securities. The Corporation also benefited from a significant drop in short-term interest rates during 2001.

         OTHER: During 2001, Northgate sold its subsidiary, Bretzin Mines Limited, through which it held a portfolio of South American exploration properties. The Corporation

12 MANAGEMENT'S DISCUSSION AND ANALYSIS
recorded an after-tax gain of $1,151,000 on the sale.

         At December 31, 2001, Northgate also had a loan of $2.2 million outstanding to Yamana Resources Inc. On February 22, 2002, Yamana announced that it had signed an agreement to sell its silver mine in Argentina, the proceeds of which will repay the outstanding loan.

LIQUIDITY AND CAPITAL RESOURCES

2001 VERSUS 2000

At December 31, 2001, the Corporation had a working capital deficiency of $20,351,000 compared with a deficiency of $18,154,000 at December 31, 2000. The decrease in working capital largely reflects a reduction in concentrate inventory at the Kemess South mine. Cash at the end of 2001 amounted to $804,000 compared with $2,410,000 at the end of 2000.

         Cash flow from operations, before changes in working capital for the year, was $13,435,000 compared to a cash flow deficit of $17,798,000 for the previous year. The principal use of cash for the year was additions to mineral property, plant and equipment, primarily the ongoing construction of the tailings impoundment facility.

         Based on planned production levels, estimated gold and copper prices and forecasted Canadian/US dollar exchange rates, it is anticipated that funds provided from operations and hedging activities and proceeds from new credit facilities will be sufficient to finance planned capital expenditures of Cdn$15,500,000 for the Kemess South mine in 2002 and pay interest and principal on debt as they become due.

         On December 19, 2001, the Corporation announced a financing transaction to raise a total of Cdn$140 million to repay the outstanding capital securities and accrued interest and fund qualified exploration expenditures in 2002. The financing comprises: a Cdn$20 million unit offering of common shares and common share purchase warrants; a Cdn$5.4 million issue of flow-through common shares; a Cdn$25 million rights offering to current common shareholders of units consisting of common shares and common share purchase warrants, underwritten by B.C. Pacific Capital Corporation ("BC Pacific"); and, a Cdn$90 million private placement of 8% convertible preferred shares arranged by Trilon Financial Corporation ("Trilon"). Shareholder approval for the transaction was obtained at a Special Shareholders' Meeting held on February 15, 2002 and the Corporation expects the transaction to close by the end of the first quarter of 2002.

         OUTSTANDING INDEBTEDNESS: The Corporation closed a six-year $100 million syndicated project loan in September 2001 to partially refinance the acquisition bridge financing that was used to acquire the Kemess South mine in February 2000.

         The repayment terms on the Corporation's capital securities were extended to June 2002 to facilitate the Corporation's Cdn$140 million equity financing. At December 31, 2001, principal and accrued interest on these instruments totalled $87,219,000. The Corporation retained the right to repay principal and interest in the form of common shares and, as a result, the capital securities are classified as equity on the balance sheet.

         SHAREHOLDERS' DEFICIENCY: Shareholders' deficiency was $19,168,000 at December 31, 2001 compared with a deficit of $1,758,000 at December 31, 2000. The decrease was attributable to the loss of $9,912,000 and interest on the capital securities of $7,498,000 for the year. The Corporation's capital stock consists of an unlimited number of Class A and Class B preference shares of which none are issued, and an unlimited number of common shares of which 30,251,156 are issued.

         The Corporation also had 15,873,000 unit special warrants and 3,865,429 flow-through special warrants outstanding at December 31, 2001. Underlying these special warrants is a total of 19,738,429 common shares.

ENVIRONMENTAL MANAGEMENT

Northgate is committed to maintaining effective management systems with respect to environment issues at the Kemess South mine.

         With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2001, management's estimate of future reclamation and site closure costs was $11.5 million. This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. At December 31, 2001, the Corporation had provided for future liability of $10.1 million and will continue to accrue for closure costs over the remaining mine life. The Corporation has posted a $7.5 million bond, held in trust by the Government of British Columbia, against these future environmental obligations.

RISK FACTORS

Northgate's future revenues are dependent on the prices for gold, copper and silver on world markets and the level of

                                                 NORTHGATE ANNUAL REPORT 2001 13
treatment and refining charges that custom smelters charge for processing concentrate. These prices and charges can vary significantly from year-to-year and affect the Corporation's revenue and earnings. Operating costs at Northgate's Kemess South mine site are largely denominated in Canadian dollars and, as a result, the Corporation's US dollar earnings will be directly affected by fluctuations in the Canadian/US dollar exchange rate to the extent that these costs are not hedged with forward currency instruments. Northgate will continue to have leverage in its capital structure in order to enhance shareholder returns. Changes in interest rates, to the extent they are not fixed, will, therefore, have an effect on earnings.

         Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that the methods of estimating mineral reserves and resources are sound, such figures are estimates and no assurance can be given that the indicated recoveries of gold and copper from the reserves will be realized over the mine life.

         The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

         The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, since these laws and regulations are subject to constant change, there can be no guarantee that future changes will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

         The Corporation's hourly employees are represented by the International Union of Operating Engineers (Local 115). The previous collective agreement expired December 31, 2001 and unionized employees have been working without a contract since that date. At the time of writing, negotiations were continuing between the Corporation and the union.

SENSITIVITIES

The following table shows the approximate impact on the Corporation's consolidated 2002 earnings and cash flow due to variations in prices, exchange rates and interest rates, based on the projected production at the Kemess South mine, adjusted for the Corporation's 95% interest, if the change was to remain in effect for the full year:

                                                         Earnings and Cash
                                                            Flow Impact
       Factor                               Change         ($ millions)
--------------------------------------------------------------------------
Gold                                     $10.00/ounce           2.8
Copper                                   $ 0.01/lb              0.8
Interest rates (Libor)                      1.0%                1.3
US$/Cdn$ exchange rate                   $ 0.01                 1.1
==========================================================================

Note: The figures in the chart above exclude the impact of the financial instruments disclosed in Note 17 of the Notes to Consolidated Financial Statements.

CURRENCY OF MEASUREMENT

In the years prior to December 31, 2001, the Corporation's reporting and measurement currency was Canadian dollars. For the year ended December 31, 2001, the currency of reporting and measurement was changed to the US dollar. The decision to adopt the US dollar as the currency of measurement was taken as a result of the cumulative effect of the following factors and events:

(i) The Corporation's acquisition of a 95% equity interest in the Kemess South mine, which generates $98 million in US dollar revenues from the sale of gold-copper concentrates.

(ii) The closing of a six-year $100 million project loan in September 2001, which is denominated in US dollars.

(iii) New investors who purchased special warrants expressed an interest in receiving the Corporation's financial results reported in US dollars, in order to be comparable with other gold mining companies of similar size in North America.

OUTLOOK

Management is encouraged by the strong operating performance at the Kemess South mine following the completion of the major maintenance projects in the third quarter. Management remains confident that further reductions in the cash operating cost per ounce of gold are achievable. Opportunities continue to be identified for improving the mine's performance. Management also believes that the prospects for higher gold and copper prices are excellent. With the Kemess South mine approaching its design criteria and having strengthened its financial position, Northgate is well positioned to generate strong results over the long term. The Corporation can now focus on growth opportunities, particularly the Kemess North project, where the upcoming drilling season is expected to commence in June 2002.

14 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and where appropriate, reflect management's best estimates and judgement. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

         The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

         The Board of Directors of the Corporation is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

         The Audit Committee is appointed by the Board and the majority of its members are not affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors are also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

/s/ Kenneth G. Stowe                        /s/ Jon A. Douglas

Kenneth G. Stowe                            Jon A. Douglas
President and                               Senior Vice-President and
Chief Executive Officer                     Chief Financial Officer

February 22, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Northgate Exploration Limited as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
February 22, 2002

                                                 NORTHGATE ANNUAL REPORT 2001 15

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000 (expressed in thousands of US Dollars)

                                                              Note      2001         2000
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $     804    $  2,410
Concentrate settlements and other receivables                            11,738       8,755
Inventories                                                     4         8,041      12,014
-------------------------------------------------------------------------------------------
                                                                         20,583      23,179

Other assets                                                    5        10,329      12,929
Mineral property, plant and equipment                           6       205,271     214,267
-------------------------------------------------------------------------------------------
                                                                      $ 236,183    $250,375
===========================================================================================

LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                              $  21,389    $ 27,368
Short-term debts                                                7         5,886      11,063
Current portion of capital lease obligations                    9         2,659       2,902
Current portion of long-term debt                              10        11,000          --
-------------------------------------------------------------------------------------------
                                                                         40,934      41,333

Promissory note                                                 8            --       4,893
Capital lease obligations                                       9         5,064       7,456
Long-term debt                                                 10       103,162     103,867
Site closure and reclamation obligations                       11        10,048      10,502
-------------------------------------------------------------------------------------------
                                                                        159,208     168,051
-------------------------------------------------------------------------------------------
Non-controlling interest                                                  8,924       9,044

SHAREHOLDERS' EQUITY (DEFICIENCY) AND CAPITAL SECURITIES
Capital securities                                             12        87,219      75,038
Shareholders' equity (deficiency)                              13       (19,168)     (1,758)
-------------------------------------------------------------------------------------------
                                                                         68,051      73,280
-------------------------------------------------------------------------------------------
                                                                      $ 236,183    $250,375
===========================================================================================

Subsequent events (Note 13(D))

The accompanying notes form an integral part of these financial statements

Approved by the Board

/s/ Terry A. Lyons                                 /s/ Patrick D. Downey

Terry A. Lyons, Director                           Patrick D. Downey, Director

16 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001 and 2000 (expressed in thousands of US Dollars except per share amounts)

                                                              Note        2001             2000
--------------------------------------------------------------------------------------------------
Revenue                                                               $     98,363     $        --
--------------------------------------------------------------------------------------------------
Operating costs                                                             71,579              --
Administrative and general                                                   2,131           1,290
--------------------------------------------------------------------------------------------------
                                                                            73,710           1,290
--------------------------------------------------------------------------------------------------

Earnings before interest, taxes, depreciation and depletion                 24,653         (1,290)

Other expenses:
     Depreciation and depletion                                             24,152              --
     Net interest                                                            9,341          15,438
     Exploration                                                               840              34
     Currency translation losses                                               163           6,228
     Mining and capital taxes                                                1,340              --
     Gain on sale of a subsidiary                               8           (1,151)             --
     Non-controlling interest                                                 (120)             --
--------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR                                                     $      9,912     $    22,990
==================================================================================================
LOSS PER SHARE                                                        $       0.58     $      0.76
==================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic                                                              30,251,156      30,248,246
     Diluted                                                           144,192,323      30,484,869
==================================================================================================

The accompanying notes form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Years ended December 31, 2001 and 2000 (expressed in thousands of US Dollars)

                                                              Note      2001            2000
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR                      $(14,230)      $   8,760
Loss for the year                                                       (9,912)        (22,990)
Interest on capital securities                                 12       (7,498)             --
-----------------------------------------------------------------------------------------------
DEFICIT AT END OF YEAR                                                $(31,640)      $ (14,230)
===============================================================================================

The accompanying notes form an integral part of these financial statements

                                                 NORTHGATE ANNUAL REPORT 2001 17

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001 and 2000 (expressed in thousands of US Dollars)

                                                              Note       2001           2000
-----------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Loss for the year                                                     $  (9,912)     $ (22,990)
Non-cash items:
    Depreciation and depletion                                           24,152             --
    Gain on sale of subsidiary                                           (1,151)            --
    Non-controlling interest                                               (120)            --
    Unrealized currency translation losses                                  163          3,866
    Amortization of deferred financing charges                              303          1,326
----------------------------------------------------------------------------------------------
                                                                         13,435        (17,798)

Changes in non-cash operating working capital:
    Concentrate settlements and other receivables                        (3,356)         1,890
    Inventories                                                           3,973             --
    Accounts payable and accrued liabilities                             (6,797)        10,070
----------------------------------------------------------------------------------------------
                                                                          7,255         (5,838)
----------------------------------------------------------------------------------------------
INVESTMENTS
Acquisition of subsidiary                                      3             --       (187,451)
Cash acquired on acquisition of subsidiary                     3             --          2,105
Additions to other assets                                                (2,405)        (1,709)
Proceeds received from investments                                        4,621         36,145
Additions to mineral property, plant and equipment                      (15,156)            --
----------------------------------------------------------------------------------------------
                                                                        (12,940)      (150,910)
----------------------------------------------------------------------------------------------
FINANCING
Repayment of lease financing                                             (2,635)            --
Repayment of debts                                                      (12,687)            --
Debts issued                                                             14,719        158,322
Draw on capital securities                                                4,682             --
----------------------------------------------------------------------------------------------
                                                                          4,079        158,322
----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (1,606)         1,574
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            2,410            836
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $     804      $   2,410
==============================================================================================
SUPPLEMENTARY INFORMATION
Cash paid during the year for:
    Interest                                                          $   6,137      $   2,399
    Taxes                                                             $      --      $      --
==============================================================================================

The accompanying notes form an integral part of these financial statements

18 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000 (expressed in thousands of US Dollars)

NOTE 1

NATURE OF OPERATIONS

Northgate Exploration Limited (the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal asset, the Kemess South mine, was acquired on December 31, 2000 (Note 3) and, as a result, these financial statements do not include operations of the Kemess South mine for the year ended December 31, 2000.

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

A.       BASIS OF PRESENTATION

These financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada. The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

B.       CASH AND CASH EQUIVALENTS

Cash and cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition that are readily convertible to contracted amounts of cash.

C.       INVENTORIES

Concentrates and metal inventory is valued at net realizable value. Supplies inventory is stated at the lower of cost, using the average cost method, or replacement cost.

D.       MINERAL PROPERTY, PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

         Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized by the unit-of-production method based on estimated recoverable ounces. If it is determined that the deferred costs relating to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

         Milling assets are recorded at cost and amortized by the unit-of-production method based on estimated recoverable ounces.

         Expenditures incurred on non-producing properties identified as having development potential are deferred on a project basis until the viability of the project is determined. If a project is abandoned or it is determined that the deferred costs may not be recoverable based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

E.       OTHER INVESTMENTS

Investments in which the Corporation does not have the ability to exert significant influence are carried at cost, less a provision for any decline in value that is other than temporary.

F.       SITE CLOSURE AND RECLAMATION COSTS

Site closure and mine reclamation costs for operating properties are accrued and charged to operations using the unit-of-production method.

G.       REVENUE RECOGNITION

Revenue is recognized upon production of concentrate. Sales of gold and copper concentrates are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments used to hedge metal price risk are recognized in sales revenue when realized.

H.       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

As of December 31, 2001, the Corporation adopted the United States dollar as the primary currency of measurement and display. The Corporation determined that as a result of substantially all of its revenues now being derived from gold and copper sales denominated in United States dollars, a majority of the its long-term debt and capital securities being denominated in United States dollars, and the new shareholders resulting from the December 2001 special warrant financings requesting the Corporation present its financial statements in United States dollars to allow for the comparability with other gold companies, it would be appropriate to present its financial statements in United States dollars. The Corporation has translated amounts previously reported in Canadian dollars using a translation of convenience, whereby such amounts have been translated at the rate of exchange in effect in 2000.

         Commencing with the year ended December 31, 2001, balances originally denominated in foreign currencies are translated into US dollars as follows:

(i)      Revenues and expenses at the average exchange rate during the period;

(ii) Monetary items at the rate of exchange prevailing at the balance sheet date; and

(iii) Non-monetary items translated at rates of exchange in effect when the assets were acquired or obligations incurred.

         Exchange gains or losses arising on these translations are included in earnings, except for unrealized gains or losses arising from the translation of long-term monetary items which are deferred and amortized on a straight-line basis over the remaining life of the related items.

I.       STOCK-BASED COMPENSATION

The Corporation has an employee stock option plan which is described in Note 13. No compensation expense is recognized for the plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the difference between the consideration paid and the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

J.       FUTURE INCOME TAXES

The Corporation utilizes the asset and liability method of accounting for income taxes under the provisions of Section 3465 of the CICA Handbook, "Income Taxes" ("Section 3465"). Under the asset and liability method of Section 3465, future income tax

                                                 NORTHGATE ANNUAL REPORT 2001 19
assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carryforwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

K.       ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

L.       EARNINGS PER SHARE

During fiscal 2001, the Corporation retroactively adopted the new provisions of
Section 3500 of the CICA Handbook, "Earnings Per Share", which requires a change to the treasury method of reporting diluted earnings per share. However, this change had no effect on previously reported loss per share. Basic earnings
(loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes that the conversion of certain convertible securities will have a dilutive effect on earnings per share. The dilutive effect of convertible securities is computed using the "if converted" method. Under this method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares are not included in the computation of diluted earnings per share.

M.       COMPARATIVE FIGURES

Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.

NOTE 3

ACQUISITION OF KEMESS MINES LTD.

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the "Kemess Convertible Royalty") equal to 95% of the net cash flow of the Kemess South mine. On December 31, 2000, this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. is owned by Royal Oak Ventures Inc. A summary of the net assets acquired at assigned values is as follows:

Working capital                                                           $  7,931
Mineral property, plant and equipment                                      214,267
----------------------------------------------------------------------------------
                                                                           222,198
----------------------------------------------------------------------------------
Short-term debts                                                             7,666
Capital lease obligations                                                    7,456
Site closure and reclamation obligations                                    10,502
Non-controlling interest in acquired net assets                              9,044
----------------------------------------------------------------------------------
                                                                            34,668
----------------------------------------------------------------------------------
Purchase price of net assets acquired                                     $187,530
==================================================================================

NOTE 4

INVENTORIES

Inventories comprise the following:

                                                            2001      2000
----------------------------------------------------------------------------
Concentrates and metal inventory                          $ 2,604    $ 7,266
Supplies                                                    5,437      4,748
----------------------------------------------------------------------------
                                                          $ 8,041    $12,014
============================================================================

NOTE 5

OTHER ASSETS

                                                            2001      2000
----------------------------------------------------------------------------
Restricted cash (A)                                       $ 7,535    $ 8,003
Deferred financing charges                                  2,762        379
Other                                                          32         35
Notes receivable (Note 8)                                      --      4,512
----------------------------------------------------------------------------
                                                          $10,329    $12,929
============================================================================

A.       RESTRICTED CASH

A subsidiary of the Corporation has pledged $7,535,000 at December 31, 2001 ($8,003,000 at December 31, 2000) in cash and short-term deposits relating to site closure and reclamation obligations at the Kemess South mine (Note 11).

NOTE 6

MINERAL PROPERTY, PLANT AND EQUIPMENT

                                             ACCUMULATED      2001      2000
                                             DEPRECIATION   NET BOOK    Cost
                                  COST       & DEPLETION     VALUE    (Note 3)
------------------------------------------------------------------------------
Mineral property                $ 15,702       $    --      $ 15,702  $ 15,702
Plant and equipment              213,721        24,152       189,569   198,565
------------------------------------------------------------------------------
                                $229,423       $24,152      $205,271  $214,267
==============================================================================

The Corporation's interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Trilon Financial Corporation ("Trilon").

NOTE 7

SHORT-TERM DEBTS

                                                           2001       2000
----------------------------------------------------------------------------
Loan facility (A)                                         $2,118     $ 3,397
Working capital facility (B)                               3,768          --
Working capital facility (C)                                  --       7,666
----------------------------------------------------------------------------
                                                          $5,886     $11,063
============================================================================

A.       LOAN FACILITY

The Corporation entered into a loan agreement with an affiliate of Trilon for up to $4,000,000 in order to finance certain advances receivable. This loan facility carries an interest rate of the 30-day London interbank offered rate ("LIBOR") plus 2.5% per annum and was due and payable on December 16, 2001. On December 15, 2001, the loan facility was extended until June 30, 2002.

B.       WORKING CAPITAL FACILITY

On September 13, 2001, Kemess Mines Ltd. secured a $10,000,000 revolving working capital facility from a major Canadian chartered bank (Note 10(B)).

C.       WORKING CAPITAL FACILITY

In January 2000, Kemess Mines Ltd. established an 18-month loan facility with an affiliate of Trilon to finance up to Cdn$25,000,000 in working capital, subject to certain borrowing base calculations. Interest on the loan was at the 30-day Bankers Acceptance rate plus 2.0% and the loan was secured by an assignment of receivables and inventories. The balance on this facility was repaid in February 2001.

         These financial statements have been prepared in accordance with accounting principles applicable to a going concern.

20 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2001, the Corporation has a working capital deficiency of approximately $20,351,000 and has incurred losses in 2001 and 2000. The Corporation's continuance is dependent on the generation of sufficient cash flow from operations to meet its liabilities as they come due, the ongoing support of current lenders and its ability to raise additional debt or equity (Note 13(D)).

NOTE 8

PROMISSORY NOTE

                                           2001           2000
---------------------------------------------------------------
Promissory note                            $ --          $4,893
===============================================================

During 1998, a subsidiary of the Corporation entered into a promissory note agreement (the "Promissory Note") in the amount of $5,500,000 to finance the acquisition of a portfolio of mineral and exploration companies with properties located principally in South America. The purchase price was allocated to cash and notes receivable (Note 5). The Promissory Note bore interest at 5% per annum and was secured by the shares of the acquired companies. The Promissory Note was repayable from the proceeds received from the South American companies. As proceeds were not expected to be received in the 12 months following December 31, 2000 to fully repay the outstanding principal and interest, the Promissory Note was presented as long-term liabilities.

         During 2001, the Corporation sold the subsidiary that held the Promissory Note payable and the notes receivable (Note 5), to a significant shareholder, and recorded a gain on sale of $1,151,000.

NOTE 9

CAPITAL LEASE OBLIGATIONS

                                                           2001        2000
----------------------------------------------------------------------------
Capital lease obligations                                $ 7,723     $10,358
Less: current portion                                     (2,659)     (2,902)
----------------------------------------------------------------------------
                                                         $ 5,064     $ 7,456
============================================================================

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years. At December 31, 2001, approximately $1,398,000 (2000 - $2,510,000) of the capital lease obligations are payable to an affiliate of Trilon pursuant to capital leases which were transacted under normal business terms.

         Future capital lease payments and future minimum lease payments under non-cancellable leases with initial or remaining lease terms in excess of one year as of December 31, 2001, are as follows:

2002                                                                       $2,659
2003                                                                        1,796
2004                                                                        1,671
2005                                                                        1,453
2006                                                                          144
=================================================================================

NOTE 10

LONG-TERM DEBT

                                                            2001         2000
-------------------------------------------------------------------------------
Senior acquisition bridge facility (A)                    $ 14,162     $103,867
Project loan (B)                                           100,000           --
-------------------------------------------------------------------------------
                                                           114,162      103,867
Less: current portion                                      (11,000)          --
-------------------------------------------------------------------------------
                                                          $103,162     $103,867
===============================================================================

A.       SENIOR ACQUISITION BRIDGE FACILITY

On February 11, 2000, the Corporation established a non-revolving term facility (the "Bridge Facility") in the principal amount of $95,000,000 in order to acquire the Kemess Convertible Royalty described in Note 3. The Bridge Facility carried an interest rate of LIBOR plus 2.5% per annum until August 9, 2000 when the Bridge Facility was extended for a further period of six months. During the extension period, the rate of interest was increased to LIBOR plus 3.5%. On February 10, 2001, the Bridge Facility was extended to February 10, 2002 on similar interest rate terms. The $95,000,000 principal outstanding under the Bridge Facility was repaid in September 2001 and the due date for the payment of the balance outstanding on the Bridge Facility was extended to February 10, 2003.

B.       PROJECT LOAN

On September 13, 2001, Kemess Mines Ltd. closed a $100,000,000 syndicated credit facility. This facility and the working capital facility (Note 7(B)) currently bear interest at LIBOR plus 1% and are secured by a fixed and floating charge over all of the assets of the Kemess South mine and is fully guaranteed by Trilon until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Trilon a fee of 1% per annum. Interest is payable quarterly and principal is repayable quarterly with total annual payments as follows:

2002                                                                      $ 11,000
2003                                                                         9,000
2004                                                                        12,000
2005                                                                        21,000
2006                                                                        24,000
2007                                                                        23,000
----------------------------------------------------------------------------------
                                                                          $100,000
==================================================================================

NOTE 11

SITE CLOSURES AND RECLAMATION OBLIGATIONS

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

         Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control problems, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

NOTE 12

CAPITAL SECURITIES

                                                    2001         2000
-----------------------------------------------------------------------
Subordinated Acquisition Bridge
    Facility (A)                                   $61,598      $55,624
    Secured Debt (B)                                25,621       19,414
-----------------------------------------------------------------------
                                                   $87,219      $75,038
=======================================================================

A.       SUBORDINATE ACQUISITION BRIDGE FACILITY

On February 11, 2000, the Corporation established an additional non-revolving term facility (the "Acquisition Facility"), which ranked second in priority to the Bridge Facility (Note 10(A)), in order to acquire the Kemess Convertible Royalty (Note 3). The Acquisition Facility carried an interest rate of LIBOR plus 4.0% per annum until August 9, 2000, when the Acquisition Facility was extended for a further period of six months. During the extension period, the rate of interest increased to LIBOR plus 6.0%. On February 10, 2001, the Acquisition Facility was extended to December 31, 2001 with similar interest rate terms. On December 28, 2001, the Acquisition facility was further extended to June 30, 2002 with similar interest rate terms. The Corporation may settle interest payments in either cash or common shares and has the option to settle the principal at maturity in common shares of the Corporation (Note 13(D)).

                                                 NORTHGATE ANNUAL REPORT 2001 21

B.       SECURED DEBT

The secured debt carries an interest rate of the 30-day LIBOR plus 2.5% and was repayable in June 2000. During 2000, the term of the secured debt was extended to December 31, 2001 and the repayment terms were amended to provide the Corporation the option to repay both principal and interest in common shares of the Corporation at maturity. On December 28, 2001, the Secured Debt was further extended to June 30, 2002 with similar interest rate terms (Note 13(D)).

         Distributions on these securities, net of related income taxes, are not included in the computation of net income (loss) but are included in the computation of net income (loss) per share.

NOTE 13

SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                            2001         2000
-------------------------------------------------------------------------------
Common shares                                             $ 12,472     $ 12,472
Deficit                                                    (31,640)     (14,230)
-------------------------------------------------------------------------------
                                                          $(19,168)    $ (1,758)
===============================================================================

A.       SHARE CAPITAL

(i)      Authorized:

         An unlimited number of Class A and Class B preference shares and an unlimited number of common shares.

(ii)     Issued:

                                                          Number
                                                        of Shares                Amount
----------------------------------------------------------------------------------------
Balance, December 31, 1999                              30,245,336              $ 12,472
Issued for the year:
   On conversion of predecessor
    company shares                                           5,820                    --
----------------------------------------------------------------------------------------
Balance, December 31, 2000
   and 2001                                             30,251,156              $ 12,472
========================================================================================

B.       EMPLOYEE STOCK OPTION PLAN

The continuity of options granted and outstanding under the Northgate Stock Option Plan (the "Plan") are as follows:

                                            2001                     2000
                                  ------------------------   ----------------------
                                                  AVERAGE                  Average
                                                  EXERCISE                 Exercise
                                   NUMBER          PRICE      Number        Price
-----------------------------------------------------------------------------------
                                                  (CDN$)                    (Cdn$)
Balance, beginning
  of year                         800,000          $0.91     300,000         $ 0.92
Granted                           240,000           0.76     500,000           0.90
Exercised                         (30,000)(1)       0.90          --             --
Cancelled                         (32,000)          0.90          --             --
-----------------------------------------------------------------------------------
Balance, end of year              978,000          $0.87     800,000         $ 0.91
===================================================================================
Exercisable                       418,000                    300,000
===================================================================================

(1) During 2001, the Corporation paid Cdn$11,000 to employees who exercised a total of 30,000 of their stock options, in lieu of issuing the 30,000 common shares.

         Details of the options outstanding as at December 31, 2001 are as follows:

Exercise Price                Expiry Date                    Outstanding             Exercisable
------------------------------------------------------------------------------------------------
   Cdn$0.92                December 1, 2004                    300,000                 300,000
   Cdn$0.90                December 31, 2005                   438,000                  70,000
   Cdn$0.82                May 16, 2006                         40,000                   8,000
   Cdn$0.75                April 20, 2006                      200,000                  40,000
------------------------------------------------------------------------------------------------
                                                               978,000                 418,000
================================================================================================

Under the Plan at December 31, 2001, up to a further 732,752 common shares are reserved for future issuance to employees pursuant to the Plan. Stock options are granted at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted for a period longer than 10 years. Vesting is at the discretion of the Board of Directors.

C.       COMMON SHARE PURCHASE WARRANTS

After obtaining approval from the shareholders at the 2000 annual general meeting, 1,500,000 common share purchase warrants exercisable at Cdn$0.84 per share were issued to Trilon relating to advisory services and financing provided by Trilon in connection with the acquisition of the Kemess Convertible Royalty. The warrants expire on February 11, 2005.

D.       SPECIAL WARRANTS AND OTHER FINANCING

On December 20, 2001, the Corporation entered into an engagement letter with respect to an underwritten financing consisting of Cdn$20,000,000 of unit special warrants, Cdn$5,400,000 of flow-through special warrants, a Cdn$25,000,000 rights offering to existing common shareholders of the Corporation and a Cdn$90,000,000 private placement of 8% convertible preferred shares. An affiliate of Trilon participated in this financing as an underwriter.

         On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at Cdn$1.26 per special warrant and 3,865,429 flow-through special warrants at Cdn$1.40 per flow-through special warrant. Each unit special warrant is exercisable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of Cdn$3.00 per share until December 28, 2006. Each flow-through special warrant is exercisable into a flow-through common share. The net proceeds from the issuance of the unit special warrants and flow-through special warrants are being held in escrow and will be released to the Corporation upon completion of the escrow release conditions. These conditions include obtaining a receipt from the provincial securities commissions for a final prospectus qualifying the distribution of the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants, completion of the rights offering, and obtaining the approval of the Corporation's shareholders for the financing. Should the escrow release conditions not be satisfied by June 30, 2002, the Corporation has agreed to repurchase all special warrants and flow-through special warrants tendered.

         On January 24, 2002, the Corporation filed a preliminary prospectus with the regulatory authorities of British Columbia and Ontario to qualify for distribution the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation filed a preliminary rights offering prospectus with each of the regulatory authorities in Canada to qualify the common shares and common share purchase warrants to be issued on exercise of 19,841,270 units at Cdn$1.26 per unit to be issued to existing shareholders under the proposed rights offering. Each unit will consist of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at Cdn$3.00 per share to December 28, 2006. The Corporation's principal shareholder has agreed to cause the exercise of all of the rights issued to it and to directly or indirectly subscribe for additional units, at the subscription price, if and to the extent required, in order that the Corporation will realize the maximum gross proceeds of Cdn$25,000,000 from this rights offering.

         On February 15, 2002, the Corporation received approval from its shareholders that the capital securities can be repaid from the proceeds described above, and on February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus and a final rights offering prospectus.

22 CONSOLIDATED FINANCIAL STATEMENTS

         As a result of a portion of the escrow release conditions being outside the control of the Corporation, the Corporation has reduced the Cdn$25,400,000 value of the special warrants issued by the related commissions, offering costs and funds held in escrow, at December 31, 2001.

NOTE 14

INCOME TAXES

Income tax expense is based upon the following components of income (losses) before taxes:

Year                            Canadian                 Foreign             Total
------------------------------------------------------------------------------------
2001                            $ (9,912)                $   --            $ (9,912)
2000                             (22,772)                  (217)            (22,990)
====================================================================================

There was no income tax expense (recovery) for 2001 and 2000.

         Income tax expense differs from the amount which would result from applying the statutory Canadian income tax rate for the following reasons:

                                                           2001        2000
-----------------------------------------------------------------------------
Income (loss) before taxes                               $(9,912)    $(22,990)
-----------------------------------------------------------------------------
Canadian income tax rate                                    40.7%        44.6%
Tax based on statutory
   income tax rate                                       $(4,032)    $(10,024)
Differences between Canadian and
   foreign tax rates                                          --           16
Expenses not deductible                                    3,661          756
Change in valuation allowance
   and tax rates                                           9,487        8,050
Other                                                     (9,116)       1,202
-----------------------------------------------------------------------------
                                                         $   NIL     $    Nil
=============================================================================

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                      2001            2000
----------------------------------------------------------------------------
Future income tax assets:
  Non-capital loss carry forwards                  $  13,559       $  9,138
  Net capital loss carry forwards                     19,382         21,604
  Capital assets and Canadian
    resource reductions                               35,761         24,187
  Reclamation liabilities                              3,494          4,026
  B.C. mineral tax deductions                         27,709         23,141
  Other                                                  414            837
----------------------------------------------------------------------------
                                                     100,319         82,933
Valuation allowance                                 (100,319)       (82,933)
----------------------------------------------------------------------------
Net future income tax asset                        $     NIL       $    Nil
============================================================================

At December 31, 2001, the Corporation and its subsidiaries have non-capital losses of approximately Cdn$56,000,000 available for Canadian income tax purposes, which are due to expire from 2002 to 2008 taxation years. In addition, the Corporation has approximately Cdn$160,000,000 of capital losses for Canadian tax purposes available to reduce taxes payable on future capital gains.

NOTE 15

SEGMENTED INFORMATION

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. Although the Corporation operated in two geographic segments during 2000 and 2001, being North America and South America, substantially all identifiable assets, revenues and expenses are attributable to the North American segment.

NOTE 16

RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. At December 31, 2001, the financial statements included short-term debt of $2,118,000 (2000 - $11,063,000), long-term debt of $14,162,000 (2000
- $103,867,000), capital securities of $87,219,000 (2000 -$75,038,000) and royalty and other accounts payable of $6,969,000 (2000 - $7,876,000) due to Trilon and its affiliates. Interest totalling $14,247,000 (2000 - $17,924,000) was recorded on the above-noted related party debt and capital securities obligations.

NOTE 17

FINANCIAL INSTRUMENTS

A. As at December 31, 2000, Kemess Mines Ltd. had sold forward 200,000 ounces of gold for delivery in 2001 at an average price of $302 per ounce. In February 2001, these contracts were closed out for proceeds of approximately $8,000,000.

         As at December 31, 2000, Kemess Mines Ltd. had also entered into contracts to sell $62,000,000 in 2001 at an average exchange rate of Cdn$1.46 and an additional $36,000,000 in 2002 at an average exchange rate of Cdn$1.47. As at December 31, 2000, the Corporation had sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2001 at a rate of Cdn$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,485,000 at December 31, 2000.

         During 2001, Kemess Mines Ltd. entered into new forward sales commitments with major financial institutions under which it has commitments to deliver 200,000 ounces of gold at an average accumulated value of $294 per ounce at December 31, 2001. As at December 31, 2001, Kemess Mines Ltd. also had outstanding call options for 300,000 ounces of gold exercisable at an average price of $295 per ounce. The total premiums received for selling these options were $1,190,000, which is included in accounts payable and accrued liabilities and is being amortized into revenue over the period to May 31, 2002 as the options expire. The unrealized gain on these forward sales and call option contracts was approximately $4,649,000 at December 31, 2001.

         At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,125 in 2002 at an average exchange rate of Cdn$1.53 and had sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2002 at a rate of Cdn$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31, 2001.

B. Except as disclosed elsewhere in these financial statements, the carrying value of all financial instruments approximates fair value.

C. The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

NOTE 18

COMMITMENTS AND CONTINGENCIES

The Corporation and its subsidiaries are involved in certain claims and lawsuits relating to unresolved construction liens at the Kemess South mine. In the opinion of the Corporation's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the Corporation's consolidated financial statements.

                                                 NORTHGATE ANNUAL REPORT 2001 23

FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

(Expressed in thousands of US dollars, except for share data)

                                                      2001            2000              1999             1998             1997
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                           $    98,363      $        --       $        --      $        --     $        --
Cost of operations                                     71,579               --                --               --              --
Administrative and general costs                        2,131            1,290               634              680             793
---------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation
   and depletion                                       24,653           (1,290)             (634)            (680)           (793)
---------------------------------------------------------------------------------------------------------------------------------
Other expenses:
   Depreciation and depletion                          24,152               --                --               --              --
   Net interest                                         9,341           15,438            (3,166)          (2,661)         (1,073)
   Exploration                                            840               34                71               --              --
   Currency translation losses                            163            6,228               415              916              --
   Mining and capital taxes                             1,340               --                --               --              --
   Gain on sale of subsidiary                          (1,151)              --                --               --              --
   Non-controlling interest                              (120)              --                --               --              --
---------------------------------------------------------------------------------------------------------------------------------
                                                       34,565           21,700            (2,680)          (1,744)         (1,073)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                             (9,912)         (22,990)            2,046            1,064             280
Income taxes                                               --               --                --               --              --
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $    (9,912)     $   (22,990)      $     2,046      $     1,064     $       280
=================================================================================================================================

Earnings (loss) per share - fully diluted         $     (0.58)     $     (0.76)      $      0.07      $      0.03     $      0.01
Number of shares used in computing earnings
   (loss) per share (weighted average)             30,251,156       30,248,246        30,245,336       30,245,336      30,245,336
=================================================================================================================================

YEAR-END FINANCIAL HIGHLIGHTS
Working capital (deficiency)                      $   (20,351)     $   (18,154)      $    24,469      $     1,422     $    15,525
Investments and other assets                           10,329           12,929             2,115           38,095           2,693
Mineral property, plant and equipment                 205,271          214,267                --               --              --
Total assets                                          236,183          250,375            46,930           47,343          18,725
Total invested capital                                185,201          198,540            26,584           39,517          18,218
Long-term debts                                       103,162          103,867             5,352           20,209              --
Shareholders' equity and capital securities            68,051           73,280            21,232           19,308          18,218
Shares outstanding                                 30,251,156       30,251,156        30,245,336       30,245,336      30,245,336
Share price - high/low (during year in Cdn$)        1.43/0.71        1.15/0.60         1.29/0.52        1.15/0.60       1.30/0.86
=================================================================================================================================

Note: Certain of the figures have been reclassified to conform with the financial statement presentation adopted in 2001

SELECTED QUARTERLY FINANCIAL DATA

(Expressed in thousands of US dollars except for share data)

                                                         2001 QUARTER ENDED                        2000 Quarter Ended
                                                MAR 31   JUNE 30   SEPT 30   DEC 31      Mar 31    June 30   Sept 30   Dec 31
-------------------------------------------------------------------------------------------------------------------------------
Revenue, investment and other income            $27,732  $24,471   $24,245   $21,915     $    --    $    --  $    --   $    --
Net income (loss)                                 1,010     (660)   (2,511)   (7,751)     (1,823)    (5,983)  (6,353)   (8,831)
Earnings (loss) per share                         (0.04)   (0.09)    (0.14)    (0.31)      (0.06)     (0.20)   (0.21)    (0.29)
===============================================================================================================================

Note: Refer to notes to consolidated financial statements for additional information

24 FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

CORPORATE INFORMATION

CORPORATE OFFICES

NORTHGATE EXPLORATION LIMITED
1055 West Georgia Street
Suite 2050, P.O. Box 11179
Royal Centre
Vancouver, British Columbia
V6E 3R5 Canada
Telephone: (604) 669-3141
Telecopier: (604) 687-3419

KEMESS SOUTH MINE
P.O. Box 3519
Smithers, British Columbia
VOJ 2NO Canada
Telephone: (604) 881-8400
Telecopier: (604) 881-8418

LEGAL COUNSEL

Fraser Milner Casgrain LLP

AUDITORS

KPMG LLP

SHAREHOLDER INFORMATION

TRANSFER AGENT
Shareholder enquiries relating to address changes and share certificates should be directed to:

COMPUTERSHARE INVESTOR SERVICES
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada
Telephone: (604) 661-0222
           1-888-661-5566 (Toll free in Canada and the U.S.A.)
Telecopier: (604) 669-1548

STOCK EXCHANGE LISTING
The Toronto Stock Exchange Stock Symbol: NGX

Shareholders and investors requiring additional information should contact the Corporation at (604) 669-3141 or by email at ngx@bcpacific.com or visit our web site at www.northgateexploration.ca

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m. on Thursday, May 16, 2002 at the Exchange Tower, TSE Conference Centre, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

BOARD OF DIRECTORS

G. WARREN ARMSTRONG (1)
Toronto, Canada
President
Coniagas Resources Ltd.

PATRICK D. DOWNEY (1)
Freeport, Grand Bahamas
Retired Mining Executive

J. PETER GORDON (2)
Toronto, Canada
Managing Partner
Trilon Financial Corporation

TERRY A. LYONS (2)
Vancouver, Canada
Chairman
Northgate Exploration Limited

SAM J.B. POLLOCK (1)
Toronto, Canada
Managing Partner
Trilon Financial Corporation

KENNETH G. STOWE
Toronto, Canada
President and Chief Executive Officer
Northgate Exploration Limited

(1) Member of Audit Committee

(2) Member of Compensation and Corporate Governance Committee

OFFICERS

TERRY A. LYONS
Chairman

KENNETH G. STOWE
President and Chief Executive Officer

JON A. DOUGLAS
Senior Vice-President and
Chief Financial Officer

ROBIN L. CURRY
Corporate Controller

BRUCE M. McKAY
Corporate Secretary

NICOLE BOURGOUIN
Assistant Corporate Secretary

OPERATIONS MANAGEMENT

MAURICE ETHIER
General Manager, Kemess Mine

HAROLD BENT
Environment Superintendent

ROBIN CURRY
Administration Superintendent

MIKE HIBBITTS
Chief Geologist

LINDA HODGSON
Human Resources Superintendent

JOHN HOFFERT
Mill Superintendent

TONY MARCONATO
Assistant Mine Superintendent

PATTY MALONEY
Mine Superintendent

GREG RASMUSSEN
Chief Metallurgist

GREG TUCKER
Chief Engineer

                                                               Printed in Canada

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[PHOTO OF NORTHGATE EXPLORATION LIMITED]

NORTHGATE EXPLORATION LIMITED
1055 West Georgia Street
Suite 2050
P.O. Box 11179, Royal Centre
Vancouver, British Columbia
V6E 3R5 Canada

Telephone:  (604) 669-3141
Telecopier: (604) 687-3419
Website: www.northgateexploration.ca